DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/22/08

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP 			a[ ]
      b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) [x]

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
1,696,054

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,696,054

10. SHARED DISPOSITIVE POWER
0

 11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,696,054

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
8.22%

14. TYPE OF REPORTING PERSON
IA

This statement constitutes amendment No.2 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on March 19, 2008. Except as specifically set forth herein, the Schedule 13D remains unmodified.


Item 2 is amended as follows:

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors Genereal Partnership ("BIGP"), 60 Heritage Drive, Pleasantville, NY 10570 BIGP is a general partnership whose business is to make investments and to take actions deemed necessary to increase the value of its investments. The managing general partner of BIGP is Kimbal and Winthrop, Inc., 60 Heritage Drive, Pleasantville, NY 10570. Phillip Goldstein is President of Kimball and Winthrop, Inc.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested such material. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000, but stayed the imposition of sanctions until the Massachusetts Superior Court issued a ruling on the Bulldog Parties motion described in the next paragraph.
On November 15, 2007 the Bulldog Parties filed a timely appeal in Massachusetts Superior Court of the Secretarys October 17, 2007 order.
On July 18, 2008, as part of the appeal, the Bulldog Parties filed a motion in Massachusetts Superior Court for summary judgment setting aside and vacating the Secretarys order. On March 23, 2007 the Bulldog
Parties filed a lawsuit in Massachusetts Superior Court to enjoin the aforementioned enforcement action on, among others grounds, that it violates the Bulldog Parties right of free speech under the First Amendment to the Constitution. On December 21, 2007 the
Massachusetts Superior Court ruled that information communicated by the Bulldog Parties has not been shown to be either misleading or related to unlawful activity but denied the Bulldog Parties motion for a preliminary injunction because the Court is not in the position of evaluating evidence and making ultimate findings as it would do after trial.
On January 18, 2008 the Bulldog Parties filed a notice of appeal with the Massachusetts Superior Court of that Courts denial of their motion for a preliminary injunction. Any appeal from a ruling of the Massachusetts Superior Court would first be decided by the Appeals Court of Massachusetts or, at its option, by the Supreme Judicial Court of Massachusetts.
The Bulldog Parties also intend to pursue their First Amendment
Claim at trial.
On March 25, 2008 the Bulldog Parties filed an amended complaint in Massachusetts Superior Court to include a claim that the Secretary does not have personal jurisdiction over them. On April 4, 2008 the Secretary filed a motion to dismiss the Bulldog Parties claim of lack of personal jurisdiction. On July 18, 2008 the Bulldog Parties filed a motion in Massachusetts Superior Court (1) for a preliminary injunction on the grounds that the Secretary does not have personal jurisdiction over them and (2) for reconsideration of their motion for a preliminary injunction based on their First Amendment claim.


Item 4 is amended as follows:

ITEM 4. PURPOSE OF TRANSACTION
BIGP believes that it is highly unlikely that any directors of the Fund can be elected at the 2008 annual meeting.
BIGP may solicit other stockholders to join BIGP in filing a petition in a Maryland court of equity to dissolve the Fund on grounds that the stockholders are so divided that directors of the Fund cannot be elected.

Item 5 is amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR dated March 31, 2008 there were 20,628,363 shares of common stock outstanding. The percentage set forth in item 5 was derived using such number.

a) BIG P and other accounts managed by Phillip Goldstein beneficially own an aggregate of 1,696,054 shares of PIF or 8.22% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) During the past 60 days the following shares of PIF were purchased, unless previously reported (there were no sales):

Trade date	# shares	Price ($)
6/20/08		3,700		12.62
6/23/08		3,900		12.41
6/24/08		700		12.44
6/24/08		2,225		12.45
6/27/08		4,000		12.54
6/27/08		958		12.49
6/30/08		4,900		12.49
7/01/08		2,500		12.47
7/02/08		7,400		12.49
7/03/08		30,000		12.49
7/07/08		3,700		12.50
7/07/08		300		12.51
7/08/08		6,848		12.50
7/08/08		252		12.50
7/09/08		2,000		12.58
7/10/08		8,600		12.66
7/11/08		10,500		12.69
7/14/08		780		12.67
7/14/08		16,100		12.76
7/15/08		27,500		12.69
7/16/08		16,900		12.76
7/17/08		12,000		12.67
7/18/08		3,000		12.69
7/21/08		40,200		12.65




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.
e) NA



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/22/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP